Exhibit 3.2
AMENDMENT TO ARTICLES OF INCORPORATION OF COST-U-LESS, INC.

ARTICLES OF AMENDMENT
OF
COST-U-LESS, INC.

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation’s Restated Articles of Incorporation, as amended:

1. The name of the corporation is Cost-U-Less, Inc.

2. The last sentence of Article 5 of the Restated Articles of Incorporation is amended to read in its entirety as follows:

“The Directors of this corporation may be removed only for cause by the holders of a majority of the shares entitled to elect the Director or Directors whose removal is sought in the manner provided by the Bylaws.”

3. Article 6 of the Restated Articles of Incorporation is amended to read in its entirety as follows:

“The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of this corporation; provided, however, the Board of Directors may not repeal or amend any Bylaw that the shareholders have expressly provided may not be amended or repealed by the Board of Directors. The shareholders shall also have the power to adopt, amend or repeal the Bylaws of this corporation by the affirmative vote of the holders of a majority of the outstanding shares and, to the extent, if any, provided by resolution or resolutions of the Board of Directors providing for the issuance of a series of Common or Preferred Stock, the requisite vote of the outstanding shares of such series, voting as a class.”

4.  Article 7 of the Restated Articles of Incorporation is amended to read in its entirety as follows:

“This corporation reserves the right to amend or repeal, by the affirmative vote of the holders of a majority of the outstanding shares and, to the extent, if any, provided by resolution or resolutions of the Board of Directors providing for the issuance of a series of Common or Preferred stock, the requisite vote of the outstanding shares of such series, voting as a class, any of the provisions contained in these Articles of Incorporation.”

5.  Article 10 of the Restated Articles of Incorporation is amended to read in its entirety as follows:

“Pursuant to the authority granted under Sections 23B.11.030, 23B.12.020, and 23B.14.020 of the Washington Business Corporation Act, the vote of shareholders of this corporation required in order to approve a plan of merger or share exchange, the sale, lease, exchange or other disposition of all or substantially all of the property of the corporation not in the usual and regular course of business, or the dissolution of the corporation, shall be a majority of all of the votes entitled to be cast by each voting group entitled to vote thereon.”

6. The date of adoption of such amendment was May 15, 2007.

7. These Articles of Amendment were duly approved and adopted by the Board of Directors and by the shareholders of the corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 of the Washington Business Corporation Act.

8. The amendment will be effective upon filing.

Dated as of August 4, 2007.

COST-U-LESS, INC.

/s/ J. Jeffrey Meder
J. Jeffrey Meder
President and Chief Executive Officer